Exhibit 99.9

Deloitte & Touche LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6151 www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Brookfield Asset Management Inc.

We have audited the consolidated financial statements of Brookfield Asset Management Inc. and subsidiaries (the “Company”) as at December 31, 2008 and 2007 and for each of the years then ended, and the Company’s internal control over financial reporting as of December 31, 2008, and have issued our reports thereon dated March 13, 2009; such consolidated financial statements and reports are included in the Consolidated Financial Statements for the fiscal year ended December 31, 2008 listed as Exhibit 99.3 on Form 40-F. Our audits also included the Company’s reconciliation of differences between Canadian and United States of America generally accepted accounting principles listed as Exhibit 99.4 on Form 40-F. This reconciliation of differences between Canadian and United States of America generally accepted accounting principles is the responsibility of the Company’s management. Our responsibility is to express an opinion on this reconciliation based on our audits. In our opinion, such reconciliation of differences between Canadian and United States of America generally accepted accounting principles, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 13, 2009